
02003838


RECEIVED
MAR - 4 2002
167

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49571

3/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Santander Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

221 Ponce de Leon Avenue, Suite 600
(No. and Street)

San Juan (City) — Puerto Rico (State) — 00917-1825 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersent LLP
(Name — *if individual, state last, first, middle name*)

250 Munoz Rivera Avenue, 12 Floor, San Juan, PR 00917
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3-22-02

OATH OR AFFIRMATION

I, Jesus F. Mendez, of legal age, resident of Guaynabo, P.R., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Santander Securities Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Afidavit No. 6862

In San Juan, P.R. on March 1st, 2002.

Notary Public

Jesus F. Mendez
Signature

Financial Operations Principal
Title


CHARLES CANDELARIA FAR ULLA
ABOGADO NOTARIO

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

(Public Document)

Report of Independent Public Accountants

To the Board of Directors of
Santander Securities Corporation and Subsidiary:

In planning and performing our audit of the statement of financial condition of Santander Securities Corporation (a Puerto Rico corporation and an indirect wholly owned subsidiary of Grupo Santander Central Hispano, S.A.) and Subsidiary (the Company), as of December 31, 2001, we considered their internal control in order to determine our auditing procedures for the purpose of expressing our opinion on this consolidated statement of financial condition and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures related to (1) making the periodic computation of aggregate indebtedness (or aggregate debits); (2) making the quarterly securities examinations, counts, verifications and comparisons, and recording of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rules 17a-5(g) and 15c3-3, because the Company (1) has elected the alternative net capital computation, as defined, and (2) does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Arthur Andersen LLP

San Juan, Puerto Rico,
January 25, 2002.

1760083


COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
$5.00 SELLO $5.00

ANDERSEN

Santander Securities Corporation and Subsidiary

Consolidated Statement of Financial Condition
As of December 31, 2001
Together with Auditors' Report

(Public Document)


SEC MAIL PROCESSING
RECEIVED
MAR 4 2002
167
WASH. D.C.

Table of Contents


SEC MAIL PROCESSING
RECEIVED
MAR - 4 2002
167
WASH, DC
SECTION

Page

ANDERSEN

Report of Independent Public Accountants

To the Board of Directors of
Santander Securities Corporation and Subsidiary:

We have audited the accompanying consolidated statement of financial condition of Santander Securities Corporation (a Puerto Rico corporation and an indirect wholly owned subsidiary of Grupo Santander Central Hispano, S.A.) and Subsidiary (the Company), as of December 31, 2001. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Santander Securities Corporation and Subsidiary at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

San Juan, Puerto Rico,
January 25, 2002.

1760075


COLEGIO DE CONTADORES PUBLICOS AUTORIZADOS DE PUERTO RICO
SELLO
$5.00
$5.00

Santander Securities Corporation and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Cash and Cash Equivalents	$ 1,446,063
Securities Owned, at market value	20,674,086
Due from Clearing Broker	783,588
Other Receivables	8,314,908
Investment in Limited Partnership	200,000
Furniture, Equipment and Leasehold Improvements, net	1,248,448
Goodwill, net	24,254,097
Other Assets	1,830,463
	$ 58,751,653

Liabilities and Stockholder's Equity	
Accounts Payable and Accrued Expenses	$ 7,436,600
Securities Sold, Not Yet Purchased, at market value	991,410
Obligations under Capital Lease	42,363
Subordinated Borrowings from an Affiliate	28,500,000
Total liabilities	36,970,373
Commitments and Contingencies (See Notes 6 and 11)	
Stockholder's Equity	21,781,280
	$ 58,751,653

The accompanying notes are an integral part of this consolidated statement.

Santander Securities Corporation and Subsidiary

Notes to Consolidated Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies:

Organization, Nature of Operations and Use of Estimates

Santander Securities Corporation and Subsidiary (the Company) is a Puerto Rico corporation and a wholly owned subsidiary of Administración de Bancos Latinoamericanos Santander, S.L. The Company provides securities brokerage services and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and the Uniform Securities Act of Puerto Rico. The Company is exempt from the provisions of Rule 15c3-3 under Paragraph (k)(2)(ii) because it promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers. In addition, the Company provides portfolio management services through its wholly owned subsidiary, Santander Asset Management Corporation (the Subsidiary). The Subsidiary commenced operations during the last quarter of the year ended December 31, 1999. The Company is a registered investment adviser under Section 203(c) of the Investment Adviser Act of 1940.

In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States. The following is a description of significant accounting policies followed by the Company:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Brokerage Income and Expenses

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Principal Transactions

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

Portfolio and Other Management and Advisory Fees

Revenues from portfolio and other management and advisory fees includes fees and advisory charges resulting from the asset management of certain funds.

Interest Income

Interest income on securities is recognized on a basis which produces a constant yield over the term of the security.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation, which is computed utilizing the straight-line method over the estimated useful lives of the related assets (ranging from three to five years).

Securities Owned and Securities Sold, Not Yet Purchased

The Company acquires securities for trading. These securities owned are acquired and held principally for the purpose of selling them in the near term. Securities owned are carried at market value and the resulting difference between cost and market is included in current results of operations.

Securities sold, not yet purchased, consist of trading securities sold but not held by the Company's own account. The Company is then obligated to purchase the securities at a future date. These securities are carried at market value and are included as a liability in the accompanying consolidated statement of financial condition.

Income Taxes

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements.

Recent Accounting Pronouncements

During 1998, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities". In addition, during 1999, the Board issued Statement of Financial Accounting Standards No. 137 (SFAS No. 137), "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133", which delays the effective date of SFAS No. 133 for one year. In addition, during 2000 the Board

issued Statement of Financial Accounting Standards No. 138 (SFAS No. 138), "Accounting for Certain Derivative Instruments and Certain Hedging Activities-An Amendment of FASB Statement No. 133", which addressed a limited number of issues causing implementation difficulties for numerous entities that apply SFAS No. 133. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. This statement, as amended by SFAS No. 137 and SFAS No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, and should not be applied retroactively to financial statements of prior periods. The Company implemented SFAS No.133, as amended, in January 1, 2001. The implementation of SFAS No. 133 did not have a material impact on the Company's consolidated results of operations or consolidated financial position.

In September 2000, the Financial Accounting Standard Board issued the Statement of Financial Accounting Standards No. 140 (SFAS No. 140), " Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", revising the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The implementation of the provisions of SFAS No. 140 that were effective for fiscal years ending after December 15, 2000, did not have a significant impact on the Company's consolidated financial statements. The implementation of all other provisions of SFAS No. 140 for transactions occurring after March 31, 2001, did not have a material impact on the Company's consolidated financial position or results of operations.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets." SFAS No.142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets (but not those acquired in a business combination) at acquisition. SFAS No. 142 also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provides that goodwill and intangible assets which have indefinite useful lives will not be amortized but rather will be examined at least annually for impairment. It also provides that intangible assets that have finite useful lives will continue to be amortized over their useful lives, but those lives will no longer be limited to 40 years. The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. Management evaluated and determined through an independent appraiser that no impairment is currently present. Until December 31, 2001, the Company amortized its goodwill on a straight-line basis over the estimated useful life of 15 years. There will be no amortization of goodwill subsequent to December 31, 2001.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets by requiring that one accounting model be used for assets to be disposed of by sale, whether previously held and used or newly acquired, and by broadening the presentation of discontinued operations to include more disposal transactions. This statement is effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 144 will not have a material impact on the Company's consolidated financial position or results of operations.

Consolidated Statement of Cash Flows

For purposes of the consolidated statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. Securities Owned and Securities Sold, Not Yet Purchased:

Securities owned, carried at market value, are shown by category below:

United States Government and Agencies Obligations, $50,000 maturing within one to five years, $178,169, generally at fixed rates ranging from 5.00% to 8.00%.	$ 228,169
Puerto Rico Government Obligations, $778,102 maturing within one to five years, $8,643,440 maturing within five to ten years, $6,622,611 maturing in over ten years, generally at fixed rates ranging from 4.75% to 8.35%.	16,044,153
Corporate securities, $135,800 maturing within one year, $4,265,964 maturing in over ten years, generally at fixed rates ranging from 5.25% to 7.60%.	4,401,764
	$20,674,086

As of December 31, 2001, securities sold, not yet purchased consisted of $991,410, in United States Government obligations carried at market value.

3. Other Receivables:

Other receivables consist primarily of non-interest bearing advances resulting in notes receivable from employees under employment agreements, with maturities which range from two to five years.

4. Investment in Limited Partnership:

During 2001, the Company dissolved an investment in Class B Common Stock of the Seed Ventures/Puerto Rico Inc Capital Fund (the fund). The Company recognized a loss of $48,270 related to the dissolution of this investment. The fund operated under the Puerto Rico Capital Investment Fund Act of 1987 which entitles the investor to receive a 25% Puerto Rico Income Tax Credit of the amount invested.

In November 2001, the Company invested in the Class A Private Limited Partnership Interest of Miradero Capital Partner, Inc., which is the General Partner of the Puerto Rico Entrepreneurs Fund L.P., a limited partnership organized under the laws of Puerto Rico. The Company's capital commitment was $200,000 of which $10,000 was disbursed during 2001 and recorded at cost. The outstanding capital commitment of $190,000 was recorded as a liability in the accompanying consolidated statement of financial condition.

5. Goodwill:

Goodwill was recorded by the Company in connection with the acquisition of Merrill Lynch's retail brokerage business in Puerto Rico on February 25, 2000. This goodwill is being amortized using the straight-line method over 15 years. At December 31, 2001, accumulated amortization of goodwill amounted to $3,377,154. Management evaluated and determined through an independent appraiser that no impairment is currently present as required under the provisions of SFAS No. 142 in anticipation of its adoption in 2002.

6. Clearing Agreement:

The Company has entered into a clearing agreement (the Agreement) with Pershing, a division of Donaldson, Lufkin & Jenrette Securities Corporation, which is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission (SEC). Under the terms of the Agreement, the clearing broker clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Company has agreed to maintain a deposit of $100,000 and to indemnify its clearing broker for losses that the clearing broker may sustain for the Company's customers. As of December 31, 2001, there were no obligations to the clearing broker under this provision of the Agreement.

7. Subordinated Borrowings from an Affiliate and Other Related Party Transactions:

The borrowings under subordination agreements with an affiliate at December 31, 2001, amounted to $26,500,000 and $2,000,000 with an interest rate of 8.35% and 6.18%, respectively, and are due on March 22, 2005 and January 31, 2002, respectively. During January 2002, the $2,000,000 subordinated debt was refinanced and is currently due on March 2003.

The subordinated borrowing is available in computing net capital under the SEC's uniform net capital Rule 15c3-1. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. During 2001, interest on subordinated borrowings amounted to $2,366,324.

During 2001, the Company was engaged as lead underwriter, jointly with a qualified independent underwriter, on a debt instrument offering completed by an affiliated financial institution. In connection with said transaction, the Company recognized net investment banking revenues of approximately $79,990.

The Company paid $18,762 to an affiliate for operational and consulting services during the year ended December 31, 2001. Also, this affiliate leases office space to the Company on an annually receivable agreement. For the year ended December 31, 2001, lease expense amounted to approximately $705,000. Future minimum rental payments of approximately $705,000 will be paid during 2002.

8. Income Taxes:

The Company is subject to Puerto Rico income tax at statutory rates. Under the provisions of the Puerto Rico Tax Reform Act of 1987, the Company is subject to regular tax or the alternative minimum tax, whichever is higher. Income on certain securities owned is exempt from Puerto Rico income tax and certain interest and operating costs are allocated to interest earned on such tax-exempt obligations.

In accordance with the provisions of Statement of Financial Accounting Standards (SFAS No. 109), "Accounting for Income Taxes," an asset and liability approach is used to recognize deferred income tax assets and liabilities using the enacted income tax rates. At December 31, 2001, the net deferred tax asset amounted to approximately $1,087,000 and is included in *Other Assets* in the accompanying consolidated statement of financial condition. This asset resulted primarily from net operating loss carryforwards amounting to approximately $3,674,000 from prior years, which are available to offset future taxable income through 2007.

9. Stockholder's Equity and Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and has elected to compute its regulatory net capital requirement in accordance with the alternative net capital computation. The Clearing Broker has agreed to establish a separate reserve account for proprietary assets held by the Company so that the Company can treat these assets as allowable assets under SEC Rule 15c3-1. The Clearing Broker will perform a separate computation for Proprietary Accounts (PAIB Assets) of the Company in accordance with the customer reserve computation set forth in SEC Rule 15c3-3 (customer reserve formula) with various modifications. Under the alternative net capital computation, net capital, as defined, shall not be less than $250,000. At December 31, 2001, the Company had net regulatory capital, as defined, of $8,710,222, which was $8,460,222 in excess of its required regulatory net capital.

10. Fair Value of Financial Instruments:

Financial instruments not carried at market value are short-term in nature or bear market interest rates. Accordingly, their carrying value approximates fair value.

11. Lease Obligations under Capital Lease and Contingencies:

The Company has entered into a capital lease for the acquisition of office equipment expiring in 2004. The present value of future minimum lease payments as of December 31, 2001, is as follows:

Year	Amount
2002	$34,073
2003	11,331
2004	4,220
Total minimum lease payments	49,624
Less- Amounts representing interest at approximately 12.05%	(7,261)
Present value of future minimum lease payments	$42,363

The Company is a defendant in legal claims arising from the normal course of business. Management believes, based on advice from legal counsel, that the final outcome of these matters will not have a significant impact on the Company's consolidated financial position or consolidated results of operations.

12. Employee Benefit Plan:

The Company has a deferred arrangement profit sharing 1165(e) which became effective January 1, 1997. Under this plan, the Company makes contributions to match 50% of employees' allowable contributions as defined under the Income Tax Code of Puerto Rico. In addition, the plan provides for Company contributions based on compensation of eligible employees, as defined. The Company's contributions to the plan amounted to $630,669 in 2001. The Company's contribution becomes 100% vested once the employee attains five years of service.